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16013877

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8- 50041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UHLMANN PRICE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. JACKSON SUITE 1340 A
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES BAER 312 264 4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES, LLP
(Name – *if individual, state last, first, middle name*)

5251 S. QUEBEC ST (Address) GREENWOOD VILLAGE (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AN

JG

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uhlmann Price Securities, LLC, as of Dec. 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DENISE POLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 16, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHLMANN PRICE SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

UHLMANN PRICE SECURITIES, L.L.C.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Uhlmann Price Securities, L.L.C.

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act ("CEAct"), and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2016


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UHLMANN PRICE SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 276,804
Deposit with clearing broker	75,000
Receivables:	
Commissions	173,192
Due from affiliates and employees (Note 3)	53,603
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $240,940	47,443
Other assets	43,809
	$ 669,851

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 73,855
Commissions and salaries payable	119,334
Due to affiliates and employees (Note 3)	9,289
Total liabilities	202,478
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)	
MEMBER'S EQUITY (Note 2)	467,373
	$ 669,851

The accompanying notes are an integral part of this statement.

UHLMANN PRICE SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Uhlmann Price Securities, L.L.C. (the "Company") a limited liability company, was organized in the State of Illinois on February 19, 1997 and operates as a securities broker-dealer. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company earns revenues from the sale of securities and acts as a selling agent for public and private commodity pools.

Effective January 1, 2010, the members of the Company entered into an agreement to exchange their membership interests for shares of stock in Price Holdings, Inc. ("PHI"). In connection with the exchange, the Company became a wholly owned subsidiary of PHI. PHI was organized in Illinois on December 15, 2009 and is 100% owned by Price Holdings, Inc. ESOP.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Commission revenue earned on the sale of public commodity pools, interest and dividend income are recognized on the accrual method.

Depreciation and Amortization

Furniture, equipment, software and leasehold improvements are recorded at cost and the Company provides for depreciation and amortization of furniture, equipment, software and leasehold improvements on a straight-line method based on the estimated useful lives of the assets or the lease term for leasehold improvements.

Income Taxes

The Company as a limited liability company is not a taxable entity for federal and state income tax purposes, the Company's member reports the taxable income of the Company on its tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 or $3,000 per associated person adopted and administered by the CFTC. At December 31, 2015, the Company had net capital and net capital requirements of $288,135 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .7 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 2013, the Company entered into a non-cancellable operating lease for office space through June 30, 2016 which was subsequently extended through February 28, 2017. Future minimum lease payments under this lease are as follows:

Year	Amount
2016	57,530
2017	9,633
	$ 67,163

In addition, the Company leases office space on a month to month basis from an affiliated entity. The Company paid this affiliated entity approximately $118,000 under this arrangement for the year ended December 31, 2015.

The Company earns commissions from the sale of interests in affiliated commodity pools. For the year ended December 31, 2015 the Company earned approximately $262,270 in commissions from these affiliated commodity pools, and at December 31, 2015, had a receivable from these commodity pools of $17,051.

The Company had payables to affiliated entities and officers of the Company in the amount of $17,299 and receivables from these affiliated entities in the amount of $10,107 at December 31, 2015. In addition, at December 31, 2015, the Company had receivables from officers and employees of the Company in the amount of $43,495 for expenses paid on their behalf.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, other assets, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (concluded)

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2015, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.